

Mail Stop 4720

March 29, 2010

Michael Draper
Chief Financial Officer
The Burlington Capital Group
1004 Farnam Street, Suite 400
Omaha, Nebraska 68102

     RE: **America First Tax Exempt Investors, L.P.**
             Form 10-K for Fiscal Year Ended December 31, 2008
             Filed March 4, 2009
             Form 10-Q for the Quarterly Period Ended September 30, 2009
             Filed November 6, 2009
             File No. 000-24843

Dear Mr. Draper,

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Kevin W. Vaughn
                Accounting Branch Chief